NO ACT

PE 1-5-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010717

Received SEC
FEB 2 5 2010
Washington, DC 20549

February 25, 2010

Daniel R. Daigneault
President and Chief Executive Officer
The First Bancorp, Inc.
P.O. Box 940
Damariscotta, ME 04543

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-25-10

Re: The First Bancorp, Inc.
Incoming letter dated January 5, 2010

Dear Mr. Daigneault:

This is in response to your letters dated January 5, 2010 and January 11, 2010 concerning the shareholder proposal submitted to The First Bancorp by Donald C. Means. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Donald C. Means

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The First Bancorp, Inc.
Incoming letter dated January 5, 2010

The proposal calls for a reduction in the number of preferred shares authorized for issuance from 1,000,000 to 250,000.

There appears to be some basis for your view that The First Bancorp may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides The First Bancorp with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if The First Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We note that The First Bancorp did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it plans to file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Stephen Ward [stephen.ward@the1st.com]
Sent: Monday, January 11, 2010 4:37 PM
To: shareholderproposals
Cc: Dan R. Daigneault; dchampoux@pierceatwood.com
Subject: Followup from The First Bancorp

As requested by your staff via telephone this afternoon, the following is the reason for The First Bancorp not including a shareholder proposal submitted by Donald Means in its Proxy Statement for the Company's 2010 Annual Meeting:

Substantive Basis	Description
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

Should you have additional questions or require more information, please contact me or our President & CEO, Daniel R. Daigneault.

With regards,

Stephen Ward

F. Stephen Ward | Executive Vice President & Chief Financial Officer
The First Bancorp, Inc.
Post Office Box 940, Damariscotta, Maine 04556
☎ 207.563.3272 🖷 207.563.1910
✉ stephen.ward@the1st.com
www.the1st.com


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Daniel R. Daigneault
President and Chief Executive Officer

F. Stephen Ward
Treasurer

P.O. Box 940

Damariscotta, Maine

04543

www.thefirstbancorp.com

800.564.3195

January 5, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal from 2010 Proxy Statement

Dear Sir or Madam:

On November 23, 2009, Donald C. Means, a shareholder of The First Bancorp, Inc. (the "Company"), a Maine corporation, submitted to the clerk of the Company a proposal for inclusion in the Company's proxy statement relating to its 2010 annual meeting of shareholders. A copy of Mr. Means' correspondence and the text of the proposal (and related supporting statement) is attached to this letter, which is being submitted in accordance with Question 10 of Rule 14a-8 under the Securities Exchange Act of 1934.

Mr. Means' proposal calls for the shareholders of the Company to consider reducing the number of shares of preferred stock authorized for issuance by the Company from 1,000,000 shares to 250,000 shares. In response to the proposal, by letter dated November 30, 2009 (a copy of which is also attached hereto), the Company notified Mr. Means of what the Company believes is an appropriate basis for excluding the proposal from the proxy statement and provided him with an opportunity to respond or modify the proposal. Mr. Means has not responded to the November 30 letter.

As the enclosed opinion of the Company's outside counsel, Pierce Atwood LLP, reflects, the Company believes that Mr. Means' proposal is improper under Maine law and is not a proper subject for action by shareholders under Maine corporate law.

Please do not hesitate to contact the undersigned should there be any further questions concerning this matter.

Very truly yours,

Daniel R. Daigneault
President

cc: Mr. Donald C. Means


THE FIRST BANCORP

January 5, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Daniel R. Daigneault
President and Chief Executive Officer

F. Stephen Ward
Treasurer

P.O. Box 940

Damariscotta, Maine

04543

www.thefirstbancorp.com

800.564.3195

Re: Omission of Shareholder Proposal from 2010 Proxy Statement

Dear Sir or Madam:

Attached is a submission from The First Bancorp, Inc. in accordance with Question 10 of Rule 14a-8 under the Securities Exchange Act of 1934.

The Company is requesting a waiver from the requirement for this request to be submitted 80 days prior to the Company filing its definitive proxy statement. The Company typically files its Form DEF 14-A simultaneously with its Form 10-K, the deadline for which is March 15, 2010. In deference to Mr. Means, we opted to provide ample time for him to respond to our letter of November 30, 2009, given the holiday season. As a result, without a waiver from the 80-day rule we would not be able to file our definitive proxy statement until March 26, 2010.

Please do not hesitate to contact the undersigned should there be any further questions concerning this matter.

Very truly yours,



Daniel R. Daigneault


PIERCE
ATWOOD
LLP
ATTORNEYS AT LAW

One Monument Square
Portland, ME 04101-1110

207-791-1100 voice
207-791-1350 fax
info@pierceatwood.com

pierceatwood.com

January 5, 2010

The First Bancorp, Inc.
223 Main Street
P.O. Box 940
Damariscotta, ME 04543-0940

Attention: Daniel R. Daigneault, President

Re: Shareholder Proposal Submitted by Donald C. Means

Dear Mr. Daigneault:

You have asked this firm to review the proposal submitted by Donald C. Means, a shareholder of The First Bancorp, Inc., a Maine corporation (the "Company"), by letter dated November 23, 2009 for inclusion in the Company's proxy statement relating to its 2010 annual meeting of shareholders. The proposal calls for the Company's shareholders to vote on whether "to reduce the number of preferred shares of stock from 1,000,000 to 250,000."

In order to effectuate the action contemplated by Mr. Means' proposal, the Company's articles of incorporation, which set forth the Company's authorized capital stock, would need to be amended. However, under Section 1003 of the Maine Business Corporation Act (13-C M.R.S. § 101 et seq.) (the "Act"), the articles of incorporation of a Maine corporation may be amended only if the proposed amendment is first adopted by the Company's board of directors and then approved by the requisite vote of the Company's shareholders. Accordingly, Mr. Means' proposal, which purports to effectuate such an amendment by a binding vote of the Company's shareholders without there first having occurred a vote of its board of directors approving such action, is inconsistent with the Act and is not a proper subject for action by the Company's shareholders under the Act.

Very truly yours,

Pierce Atwood LLP



November 30, 2009

Mr. Donald C. Means

*** FISMA & OMB Memorandum M-07-16 ***

Daniel R. Daigneault
President and Chief Executive Officer

F. Stephen Ward
Treasurer

P.O. Box 940

Damariscotta, Maine

04543

www.thefirstbancorp.com

800.564.3195

Re: Shareholder Proposal

Dear Don:

I am writing in response to your letter of November 23, 2009, in which you submitted a proposal for inclusion in the proxy statement for the 2010 annual meeting of the stockholders of The First Bancorp, Inc. (the "Corporation"). This is to inform you, as required by Rule 14a-8 under the Securities Exchange Act of 1934 that your proposal, as written, is improper under the Maine Business Corporation Act, and therefore may, and will be, omitted from the proxy statement. Your proposal purports to effectuate an amendment of the Corporation's articles of incorporation solely by a shareholder vote, which is inconsistent with the requirements of 13-C M.R.S. Section 1003 and, therefore, may be excluded from the proxy statement pursuant to Question 9 of Rule 14a-8.

As outlined in paragraph (f) of Rule 14a-8, you have 14 days from the receipt of this letter to respond. As a courtesy, I have included a copy of Rule 14a-8.

Very truly yours,

Daniel R. Daigneault
President & CEO

*** FISMA & OMB Memorandum M-07-16 ***

November 23, 2009

Mr. Charles A. Wootton, Clerk
The First Bancorp, Inc.
PO Box 940
Damariscotta, ME 04543

Dear Charlie:

With this letter I am submitting a proposal I would like included in the Proxy for The First Bancorp, Inc.'s next Annual Meeting. As mentioned at the end of my proposal, I am the owner of 9,387 shares of the Company's common stock and I intend to hold these shares for an indefinite time (I shall certainly still own them at the time of the Company's next Annual Meeting).

I understand that you must notify me, in writing, within 14 calendar days of any procedural or eligibility deficiencies, as well as the time frame for my response.

Please do not hesitate to contact me if you have any questions and, certainly, if there are any deficiencies.

Thank you.

Yours truly,



Donald C. Means

*** FISMA & OMB Memorandum M-07-16 ***

Shareholder Proposal

Shareholder proposal to reduce the number of preferred shares of stock **from** 1,000,000 **to** 250,000.

Shareholder's Explanation

This proposal refers to a Special Shareholders Meeting held in 2008 whereby the Company was requesting permission to issue up to 1,000,000 shares of preferred stock with only 25,000 shares to be immediately issued to the US Treasury in exchange for $25,000,000 which would improve the Company's capital ratio, even though the Company already had a respectable capital ratio.

This proposal was approved by a majority of the shareholders. I voted against this proposal because it put me as a common shareholder in an extreme subordinate position to the US Government, which also had several conditions to be followed in exchange for the $25,000,000.

The Company received the US Treasury funds and now has 975,000 shares of un-issued preferred stock. This action puts common shareholders in a further subordinate position as the Board of Directors was given the maximum flexibility they wanted.

At the 2009 Annual Meeting, President Daigneault said they had no plans at that time for the remaining 975,000 shares. He also indicated that more than 50% of the $25,000,000 had been used to purchase a GNMA investment and thus half of the funds were not put back into the local community as was intended.

While I agree it is good for the Board to have ***some*** flexibility, I do not agree that they need the ***maximum*** amount of flexibility. That is why I am proposing that the allowable number of preferred shares be reduced ***from 1,000,000 to 250,000,*** with 225,000 shares still available for sale.

In addition to these preferred shares still available, the Company also has over 7,500,000 shares of common shares available for issue (this information extrapolated from the 2008 10-K and 2009 3rd quarter reports).

Therefore, the availability of 225,000 shares of preferred stock plus the 7,500,000 shares of common stock should be more than adequate flexibility for which the Board of Directors is seeking without seriously subordinating/impairing the position of common shareholders.

Since the Company still considers its bank to be an ***independent, community bank***, it is only reasonable that they should want to re-approach their ***loyal*** shareholders if any possibilities come along that take advantage of "favorable capital market conditions and related opportunities that may present themselves to the Company" (see Proxy for Special Meeting in 2008).

Finally, the ***largest, commercial, independent community bank*** in the State of Maine reported in its Summary Annual Report 2008:

"...After a careful analysis, we determined that our capital position was strong enough to allow us to absorb the impact of investment losses, maintain our well-capitalized rating and continue to lend monies to customers. Based on that strength, ***we decided to forego the TARP funds because we were uncomfortable with some of the program's conditions, which might NEGATIVELY IMPACT OUR SHAREHOLDERS through such potential actions as dividend restrictions."****

* italics and capitalization are mine

Submitted by Donald C. Means
Bristol, Maine
Owner of 9,387 shares